FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

The *Plane Talk* weekly merger update

PLANE DEAL

JUNE 17, 2005

Hubba Hubba

East And West Operations Share Similarities


Las Vegas
Daily departures: **153**
Destinations: **62**
Employees: **1,315**
Gates: **27**
Phoenix
Daily departures: **331**
Destinations: **92**
Employees: **9,916**
Gates: **50**
Pittsburgh
Daily departures: **233**
Destinations: **68**
Employees: **4,603**
Gates: **39**
Philadelphia
Daily departures: **496**
Destinations: **113**
Employees: **5,311**
Gates: **78**
Charlotte
Daily departures: **580**
Destinations: **119**
Employees: **5,268**
Gates: **73**

America West and US Airways' hub cities may be on opposite ends of the country, but they have several things in common. Each of the airlines' hub cities operate hundreds of flights a day and are supported by thousands of employees who ensure that they operate smoothly and offer customers convenient connections to destinations across the networks.

Above is an illustration of America West and US Airways hub cities. While post-merger numbers are not yet known, what's clear is that the merged airline will continue to rely on the powerful efficiencies and increased travel options that hubs provide customers.

Source: www.USAirways.com
www.AmericaWest.com

The Regionals (see Page 2)

TABLE OF CONTENTS

The Regionals . . . . Page 2
Air Wisconsin . . . . Page 2
Recent FAQs . . . . Page 3
Town Hall Schedule . . . . Page 4
Quirky Question . . . . Page 4
Notable Quotes . . . . Page 4

RESOURCES

awaCompass.com	AWA employee Web site
CEO Weekly Hotline	(888) 292-5087 and (480) 693-4487
Merger Voicemail Hotline	(866) 766-4682 and (480) 693-1330
Plane Talk	Monthly newsletter mailed to homes
Plane Deal	Weekly newsletter distributed at work
Managers and Supervisors	They're there to answer your questions
E-mail	merger@americawest.com
Employee Assistance Program	(800) 837-4292 or www.holmangroup.com

June 17, 2005 An America West Employee Publication Plane Deal Issue Five

PLANE DEAL Regional Recap A Who’s Who Of The Express Partners Express service at America West and US Airways (through US Airways Express) brings more than just added flights; regional service is critical in feeding passengers into mainline flights and vice-versa. Today, Mesa Airlines and Air Midwest Airlines operate for both America West and US Airways. Separately, six additional carriers fly as US Airways Express. Here’s a look at the regional carriers: :hautalqua airline A REPUBLIC H\IKW4Y5 COMP Air Midwest Airlines CHQ: Wichita, Kan. Employees: 455 Mesa Airlines CHQ: Phoenix Other partners: Delta, United Employees: 5,000 1 Subsidiaries of Mesa Air Group, Inc. that both operate for AWA and US Airways separately Colgan Air CHQ: Manassas, Va. Other partners: Continental Employees: 850 Chautauqua Airlines CHQ: Indianapolis, Ind. Other partners: American, Delta Employees: 2,000 MidAtlantic Airways? CHQ: Pittsburgh Employees: 850 Piedmont Airlines HQ: Salisbury, Md. Employees: 3,800 PSA Airlines3 CHQ: Dayton, Ohio Employees: 1,900 Trans States Airlines HQ: St. Louis Other partners: American, United Employees: 1,800 2 Wholly-owned subsidiary of US Airways Group, Inc. 3 A Division of US Airways mainline COLGAN AIR ÆT Airlines, Inc. What’s Air Wisconsi Got To Do With It? Eastshore Holdings LLC, owned b Air Wisconsin Airlines Corporation (AWAC) and its shareholders, has made a $125 million commitment and ag ment to provide regional airline se vices as part of the proposed Amei West/US Airways merger. AWAC was asked what the merge] means for them: “Opportunity and more security,” Geoff Crowley, AWAC President & CEO. “The two airlines will be stronger together. US Airways and America West are proactively working to secure place in this industry rather than ing for the industry to settle itself. are excited to be a part of that.” AWAC is the largest privately held regional airline in the United State AWAC also had the longest Expres carrier relationship with United,
Air Wisconsin
CHQ: Appleton, Wise.
Other partners: United Airlines
Employees: 3,700
FLUE ML

PLANE DEAL
FAQs From You
The channels of communication are open and employees are using them to ask good questions. Here are some recently submitted questions:
“The July 7 court hearing will...move us closer to the merger by reporting on what other bids have come in. If there are not any other bids, we still have several other approvals to secure before the merger would close.”
Q: Suppose the July 7 bankruptcy hearing passes and the judge approves the merger. At what time will the two companies become one company?
A: The July 7 court hearing will not approve the merger; but it will move us closer to the merger by reporting on what other bids have come in. If there are not any other bids, we still have several other approvals to secure before the merger would close. Those approvals must come from the Air Transportation Stabilization Board (ATSB), the Department of Justice and the Department of Transportation (DOT). US
Airways creditors committee must also approve the final bid.
As approvals from those entities are gained, we’ll be working towards a late September or early October timeframe. US Airways would emerge from bankruptcy and immediately merge with America West. The new company would then become US Airways. Over the course of two years, we would continue operating with two certificates due to Federal Aviation Administration (FAA) regulations, but we’d begin integration immediately.
Q: Why is US Airways’filing a statement that the US Airways Operating Certificate will become the surviving airline certificate? Why not combine the certificates?
A: We will be combining the two certificates, which we anticipate will take two to three years, but in the end the combined airline will operate under one certificate. The FAA and DOT require that we use one certificate, which basically means we choose one way to fix our planes, fly our planes and run our airline. Those procedures will be a combination of the separate airlines’ policies, but since we’ll be US Airways, the certificate will be titled appropriately.
Q: I noticed in the one of the communication memos that savings in the area of $200-$300 million was stated as coming from the Technology Group. This appears very aggressive. How is this being accomplished?
A: We do anticipate significant cost savings to come from the technologies integration; however to clarify the $200 to $300 million reference, that estimate is for total annual savings from all cost synergies, which also include overhead cost reductions and facilities cost reductions. Technologies savings are estimated at $100 million per year.
Regardless, to address the “how,” much of the savings will come from bringing technology work in-house. US Airways currently out-sources all their technology work. Our technology, which is done in-house, is done at a much more cost-effective rate. When we merge with US Airways, the combined company will see cost savings by discontinuing much of the out-sourcing.
Speak Out, Be Heard
We know you have phones, and we think you have questions... why isn’t the phone ringing?
The Merger Hotline (not to be confused with the weekly CEO Hotline, which gives you a recorded message) is a voicemail box where you can leave merger comments or questions for us to address in the weekly FAQs that we post on awaCompass.com. Simply call (866) 766-4682 or (480) 693-1330 and leave your comment or question as a voicemail. Check awaCompass.com on Fridays for all the latest answers.
A full house convenes at the June 9 Town Hall at the Flight Center in Phoenix.
FLUE ML

PLANE DEAL
Notable Quotes
“The low-cost guys have the best management I have ever seen in that part of the industry. They know who they are and what they do best, and I am betting that as a group they are going to be here for the long run/[7]
- Darryl Jenkins, a visiting
professor at Embry-Riddle Aeronautical University in
Daytona Beach, Fla. (Source: TheDeal.com)
“Low-cost doesn’t have to mean low-class. Southwest (Airlines) always says how you are free to move about the country. We can announce (if the merger is approved), you are free to move about the world/[7]
- Jack Stephan, an Air Line Pilots Association
union spokesman. (Source: Beaver County Times, Pa.)
Employee Town Hall Calendar
June 30
LAX, 1 p.m.
July 12
SFO, 1 p.m.
June 29
RNO Reservations 10 a.m. and 1:30 p.m.
July 14
T4, 2 p.m.
July 19
LAS, 12:30 and 8 p.m.
lined) by so-called “Quirky Questions” thai come from the media and we’ve thoroughly enjoyed sharing them with employees. Imagine our disappointment, then, at getting through an entire week without fielding a single question that qualifies. Sounds far fetched, especially mid-merger, but it’s true.
, despite the “slow” week in terms of quirl iess, we’re pleased to report that the “QQ has taken on a life of its own, with mentions ir papers on both sides of the country. We hope to be back next week, with our quirky repu tation redeemed. (Note to reporters: you’ll re —• iymous, so ask away.)
Following is legal language, which we’re required to print on each internal and external publication related to the merger.
FORWARD-LOOKING STATEMENTS Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding die companies’ outlook, expected fuel costs, the RASM environment and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11,2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; die impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and die impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to die Chapter 11 proceedings; risks associated witìi third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert die cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncer tainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from diose discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of die US Airways’ various prepetition liabilities, common stock and/or odier equity securities. Accordingly, the companies urge diat die appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect die future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/ameri-cawest/edgar.cfm and http://investor.usaii-ways.com/edgar.cfm, respectively.
ADDrnONALINPORMAnON AND WHERE TO HMD IT In connection with die proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with die Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America Wesfs SEC filings are also available on America Wesfs website at http://www.shareholder.æni/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15,2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1,2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.
Pint D E H
JUNE 17, 2005 ISSUE FIVE
Feli×a Eskildsen, manager, material handling, poses a question for Doug at the Hangar cafeteria Employee Town Hall on June 16.
Correction: A quote from the June 10 edition of Plane Deal, “This management team is the best America West has ever had, including us founders/’ was incorrectly attributed to Ed Beauvais, AWA’s first chairman & CEO. According to The Pittsburgh Business Times, Michael Roach, AWA’s founding president, now a principal at Roach & Sbarra Airline Consulting in San Francisco, made that statement.
Plane Deal is a weekly publication created by Corporate Communications to keep employees informed during the merger process.
Editor: Andy Wagner
Contact: (480) 693-5883 merger@americawest.com

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ repo rts to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.